UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2012

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.

(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.

(Translation of registrant’s name into English)

Rua Martiniano de Carvalho, 851 – 21o andar
São Paulo, S.P.
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

TELEFÔNICA BRASIL S.A.

TABLE OF CONTENTS

Item

1.	Press Release entitled “Telefônica Brasil S.A. – Notice to the Market – Information about the 4Q11 earnings release” dated on February 7th, 2012.

TELEFÔNICA BRASIL S.A.
PUBLICLY TRADED COMPANY
CNPJ/MF nº 02.558.157/0001-62 – NIRE 35.3.0015881-4

NOTICE TO THE MARKET

Telefônica Brasil S.A. announces that to facilitate the understanding and monitoring of the financial performance in the mobile and fixed businesses, the company has decided to publish the selected consolidated financial data corresponding to Telefónica Brasil, providing service revenue breakdown by service instead of by company, from the fourth quarter of 2011 on.

We would like to point out that this amendment will not change in any way the total net revenues, EBITDA or consolidated margins.

The Company will continue to report all the operating metrics previously reported. The changes in reporting result from the following events:

- Fixed and long distance license outside São Paulo was transferred from Telefonica Brasil to the wholly-owned subsidiary Vivo S.A. as of October 20th 2011;
- Launch of fixed services through mobile technology (FWT) outside São Paulo since October 7th 2011;
- Incorporation of Vivo Participações S.A. into Telefônica Brasil S.A. as of October 3rd 2011;
- Increasing volumes of intercompany transactions, distorting the understanding of business performance.

Consequently, as of 4Q11 the press release of Telefonica Brazil will have the following differences from what is currently presented:

- Allocation of long distance revenues according to origin instead of license (e.g. long distance calls originated by a mobile access, in any region of Brazil, will be considered as mobile revenue. Before they were accounted in both businesses to be then eliminated on a consolidated level.);
- Allocation of revenues arising from the FWT solution (Vivo Fixo and Vivo Box products) as fixed revenues;
- Presentation of the revenue evolution in the mobile and fixed segments after intercompany eliminations in order to reflect the financial performance of the integrated company. This will also reflect more precisely the company's exposure to some factors as interconnection.

We also emphasize that, in order to facilitate like for like comparisons, revenues breakdown for 2010 and the first nine months of 2011 have been restated, as per the table below.

São Paulo, February 7th 2012

Gilmar Roberto Pereira Camurra
Chief Financial Officer
Telefônica Brasil S.A.
Investor Relations
Tel: +55 11 7420-1172
Information available: www.telefonica.com.br/investidores

NET OPERATING REVENUES PER SERVICE AFTER INTERCOMPANIES

									Accumulated							Accumulated
R$ million	1	Q10	2	Q10	3	Q10	4	Q10	2010	1	Q11	2	Q11	3	Q11	2011

Net Operating Revenues	7,489.7		7,712.8		7,908.2		8,186.2		31,296.9	7,975.8		8,231.3		8,261.8		24,468.9

Net Operating Services Revenues	7,185.9		7,441.0		7,607.6		7,890.1		30,124.7	7,671.8		7,969.4		8,036.4		23,677.6

Mobile	4,100.0		4,279.8		4,456.2		4,729.5		17,565.5	4,630.6		4,704.1		4,894.1		14,228.8
Net service revenues	3,796.2		4,008.0		4,155.7		4,433.4		16,393.3	4,326.6		4,442.1		4,668.8		13,437.5
Access and Usage	2,118.3		2,173.6		2,305.8		2,386.4		8,984.2	2,322.6		2,300.8		2,439.8		7,063.2
Network usage	958.2		1,001.5		958.7		1,019.1		3,937.4	981.7		980.9		968.2		2,930.7
Data Revenues plus VAS	687.0		802.1		842.7		947.5		3,279.3	982.7		1,116.8		1,206.4		3,305.8
Messaging P2P	219.2		280.7		285.6		325.3		1,110.8	321.1		361.0		406.9		1,088.9
Internet	366.4		424.9		457.0		504.1		1,752.5	532.4		582.5		606.0		1,720.9
Other Data and VAS revenues	101.4		96.5		100.1		118.1		416.0	129.2		173.3		193.5		496.0
Other services	32.8		30.8		48.5		80.4		192.4	39.7		43.6		54.4		137.8
Net handset revenues	303.7		271.8		300.5		296.1		1,172.1	304.0		261.9		225.4		791.3
Fixed	3,389.7		3,433.0		3,452.0		3,456.7		13,731.4	3,345.1		3,527.3		3,367.7		10,240.1
Fixed voice and accesses	2,235.6		2,265.1		2,215.4		2,184.3		8,900.3	2,113.0		2,078.9		1,989.2		6,181.1
Interconnection	121.5		117.4		119.0		118.7		476.6	116.8		117.0		113.1		346.9
Data transmission	729.4		741.4		805.5		837.0		3,113.2	807.1		867.4		876.6		2,551.1
Pay TV	103.6		100.4		102.8		104.7		411.5	108.5		188.7		177.2		474.5
Others services	199.7		208.7		209.3		212.2		829.8	199.7		275.3		211.5		686.5

Mobile ARPU (R$/month)	24.0		24.3		24.4		25.2		24.4	23.6		23.5		23.7		23.6
Voice ARPU	19.7		19.4		19.4		19.8		19.6	18.2		17.6		17.6		17.8
Data ARPU	4.3		4.9		4.9		5.4		4.9	5.4		5.9		6.1		5.8

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.

Date:	February 7th, 2012	By:	/s/ Carlos Raimar Schoeninger
			Name:	Carlos Raimar Schoeninger
			Title:	Investor Relations Director